May 5, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

Re:	Lee Enterprises, Incorporated
	Form 10-K for the year ended September 30, 2005
	Form 10-Q for the quarterly period ended December 30, 2005 Commission file #: 001-06227

Dear Mr. Schmidt:

We have reviewed your May 1, 2006 response letter and have the following comments. Please file an amended Form 10-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended September 30, 2005

1. We have reviewed your responses to our prior comment numbers 1 and
2 but continue to believe that your use of weighted average useful lives of 21 years for the advertiser lists acquired in the Pulitzer acquisition, when used in conjunction with the straight-line method of amortization, are not appropriate. In this regard, both the historical rates of amortization provided in your last response, and those used subsequent to the acquisition, are indicative that little if any benefit will be generated from the advertiser lists in the later portion of the 21 year useful lives being used for your advertiser list. This conclusion is based upon the fact that since the date of the acquisition, through March 2006, a period of only a little more than a year, the Company has already lost between 10 and 20% of the customer list acquired based on your latest response. Additionally, we do not concur with the statement included in your response which indicates that if attrition rates based on the latest full year of information available were used, the value for the advertiser lists would decrease and goodwill recognized would increase by a corresponding amount. Instead, we believe that the increased attrition rates would not only change the valuation of the intangible, but would also result in a significantly shortened useful life. Furthermore, we do not concur with your conclusion that the straight-line method provides a better match to the expected future benefits to be derived from the advertising list. In this regard, we believe that the expense recognized should be matched to the benefit derived from the intangible asset acquired, which should not include expected revenue growth as you have indicated in your response.

Given the above factors, please file an amended Form 10-K for the year ended September 30, 2005 to revise your amortization of the customer lists acquired in the Pulitzer acquisition to either use a shorter useful life in line with your recent attrition rates, or to recognize the amortization of these assets on an accelerated basis. We believe these changes in amortization are necessary so that the customer lists acquired are amortized in the periods in which the related benefits from the list are derived.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Carl G. Schmidt
Lee Enterprises
May 5, 2006
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